

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2021

Vafa Jamali
President and Chief Executive Officer
ZB SpinCo Holdings, Inc.
10225 Westmoor Drive
Westminster, CO 80021

> **Re: ZB SpinCo Holdings, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form 10**
> **Submitted November 12, 2021**
> **CIK No. 0001876588**

Dear Mr. Jamali:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form 10

Exhibit 99.1
Executive Compensation
Offer Letters with our Expected Named Executive Officers, page 115

1. We note your revised disclosure starting on page 115 that discusses the offer letters that have been entered into with your expected named executive officers. We also note that you have filed the revised offer letter with your Chief Executive Officer, Mr. Jamali, as Exhibit 10.9. Please also file the offer letters entered into with your other expected named executive officers Mr. Heppenstall, Ms. Whitney, Mr. Kanaglekar and Ms. Kidwell as exhibits or advise us why these agreements are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

You may contact Christine Torney at (202) 551-3652 or Kevin Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at (202) 551-4511 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mort Pierce